Mail Stop 4561

December 16, 2008

Mr. Thomas W. Weisel
Chairman and Chief Executive Officer
Thomas Weisel Partners Group, Inc.
One Montgomery Street
San Francisco, CA 94104

> **Re: Thomas Weisel Partners Group, Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed 03/17/08**
> **Form 10-Q for the quarter ended March 31, 2008**
> **Filed 5/12/08**
> **Form 10-Q for the quarter ended September 30, 2008**
> **Filed 11/7/08**
> **File No. 001-51730**

Dear Mr. Weisel:

We have reviewed your response letter dated November 13, 2008 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanations. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the quarter ended September 30, 2008

Note 2 – Acquisition, page 6

1.   We note that you recorded $98 million of goodwill and $44 million of other intangible assets as a result of the Westwind acquisition in January of 2008. You disclose that based on the adverse change in the business climate and your

perception that the climate is unlikely to change in the near-term you recorded an estimated full impairment charge to the goodwill asset in an amount of $92.6 million in your third quarter of 2008. We also note that you have a remaining balance of $31 million of other intangible assets from the Westwind acquisition on your books as of September 30, 2008. You disclose on page 34 that you did not perform an impairment test on these intangible assets because you do not believe that there were any events or circumstances which indicated that the carrying value of your assets may not be recoverable. Please tell us how you concluded that the adverse change in business climate, your perception that the climate is unlikely to change in the near-term, and your company's current period operating and cash flow losses were not considered triggering events for impairment testing of your intangible assets based on paragraph 8 of SFAS 144.

Note 9 – Financial Instruments, page 12

2.   In future filings, please consider disclosing transfers in (out) of Level 3 on a gross basis. Also, please consider disclosing how you have reflected instruments in your Level 3 rollforward (i.e. beginning of the period or the end of the period).

Note 13 – Income Taxes, page 15

3.   As stated in your response to comment 3 in your letter dated September 4, 2008, you had significant realized and unrealized gains from your investments in partnerships during the year ended December 31, 2006 which reduced your deferred tax asset on your net unrealized capital losses by $8.5 million to $1.4 million. You also stated that you reduced your valuation allowance by a like amount. Furthermore, you told us that you maintained a 100 percent valuation allowance of $1.4 million with respect to the remaining deferred tax asset as of December 31, 2006. Then, as disclosed on page F-26 of your Form 10-K for the year ended December 31, 2007, based upon the performance of the underlying investments in your investments in partnerships and your expectation as to the future performance of such investments, you reduced the valuation allowance from $1.4 million to zero and recognized a deferred tax benefit of $1.6 million on the increase in net unrealized losses which resulted in a deferred tax asset balance at December 31, 2007 of $3.0 million with no valuation allowance. We note that your investments in partnerships experienced net realized and unrealized losses of $4 million in the nine months ended September 30, 2008. In light of these losses, it appears that there may have been a change in circumstances that caused a change in judgment about the realizability of your deferred tax asset in future years. Please tell us what consideration you gave to the performance of your investments in partnerships in 2008 when evaluating the realizability of the related deferred tax asset as of September 30, 2008 and the need for a valuation allowance. Please address your expectations of future performance and how you

were able to conclude that it is still more likely than not that the deferred tax asset
will be realized. Please see SFAS 109 for reference.

Item 2 – Management's Discussion and Analysis of Financial Condition and Results of
Operations

Consolidated Results of Operations, page 28

4.   You disclose that as part of a special retention and incentive program in 2008, you
        granted 550,000 performance-based restricted stock unit equity awards to certain
        members of the Executive Committee that will vest upon the attainment of the
        company's long-term performance goals. Please tell us and in future filings
        expand your disclosure to include the terms of these awards and your specific
        accounting policy for performance-based restricted stock.

Critical Accounting Policies and Estimates, page 33

5.   As you prepare the MD&A for your Form 10-K for the year ended December 31,
        2008, please consider the following additional fair value measurement disclosure
        items:

        ▪   The significant judgments you made in classifying a particular financial
            instrument in the fair value hierarchy.
        ▪   An explanation of how credit risk is incorporated and considered in the
            valuation of assets or liabilities
        ▪   The criteria you used to determine whether the market for a financial
            instrument is active or inactive (i.e., illiquid).
        ▪   Which financial instruments are affected by the lack of market liquidity (i.e.
            inactivity), how the lack of liquidity impacted the valuation technique you
            used, and how you factored illiquidity into your fair value determination of
            those financial instruments. For example, to the extent you used a discounted
            cash flow approach to determine the fair value of a financial instrument,
            consider discussing the specific change in the discount rate or any other
            analysis you performed to account for the lack of liquidity and discuss how
            and why you changed your assumptions from prior periods.

                                        ******

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please understand that we may have additional
comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jessica Barberich at (202) 551-3782 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel Gordon
Branch Chief